UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*



                            GUARANTY BANCSHARES, INC.
               --------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK $1.00 PAR VALUE PER SHARE
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   400764 10 6
                              --------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]     Rule 13d-1(b)
            [ ]     Rule 13d-1(c)
            [X]     Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 400764 10 6                13G                       Page 2 of 5 Pages

--------------------------------------------------------------------------------
|   1  |   NAMES OF REPORTING PERSONS
|      |   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
|      |
|      |   WELDON MILLER
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A)[ ]
|      |                                                          (B)[ ]
|      |   NONE
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |       UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                       | 5 | SOLE VOTING POWER
    NUMBER OF          |   |     176,887
     SHARES            ---------------------------------------------------------
  BENEFICIALLY         | 6 | SHARED VOTING POWER
    OWNED BY           |   |     47,985
      EACH             ---------------------------------------------------------
    REPORTING          | 7 | SOLE DISPOSITIVE POWER
     PERSON            |   |     176,887
      WITH             ---------------------------------------------------------
                       | 8 | SHARED DISPOSITIVE POWER
                       |   |     47,985
--------------------------------------------------------------------------------
|   9  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |           224,872
--------------------------------------------------------------------------------
|  10  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
|      |
|      |   [ ]
--------------------------------------------------------------------------------
|  11  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
|      |
|      |           6.9%
--------------------------------------------------------------------------------
|  12  |   TYPE OF REPORTING PERSON*
|      |
|      |       IN
--------------------------------------------------------------------------------

ITEM 1(A)

Name of issuer: The name of the issuer is Guaranty Bancshares, Inc. ("Bancshares").

ITEM 1(B)

Address of issuer's principal executive offices: 100 W. Arkansas, Mount Pleasant, Texas 75455.

ITEM 2(A)

Name of person filing: The reporting person is Weldon Miller.

ITEM 2(B)

Address or principal business office or, if none, residence: The address of Weldon Miller is 1125 North Jefferson, Mount Pleasant, Texas 75455.

ITEM 2(C)

Citizenship:  Weldon Miller is a citizen of the United States of America.

ITEM 2(D)

Title of class of securities: The class of securities of Bancshares owned beneficially by Weldon Miller is common stock, $1.00 par value (the "Common Stock").

ITEM 2(E)

CUSIP Number:  400764 10 6

ITEM 3

Not applicable

ITEM 4

Ownership:

(a) Amount beneficially owned: 224,872 shares of Common Stock, which includes 8,463 shares held of record by Everybody's Furniture Company, of which Mr. Miller is the President, 38,657 shares held of record by the Everybody's Furniture Company Profit Sharing Plan and Trust, of which Mr. Miller is a co-trustee, 865 shares held of record by the Weldon Miller IRA and 865 shares held of record by Mr. Miller's wife's IRA.

(b) The percent of the class of Common Stock beneficially owned by Weldon Miller is 6.9%.

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote: 176,887
      (ii)  Shared power to vote or to direct the vote: 47,985
      (iii) Sole power to dispose or to direct the disposition of: 176,887
      (iv)  Shared power to dispose or to direct the disposition of: 47,985

ITEM 5.  OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

      Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

      Not applicable

ITEM 10.  CERTIFICATION.

      Not applicable

SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        FEBRUARY 14, 2000
                                        ---------------------------
                                        (Date)


                                        /s/ WELDON MILLER
                                        ---------------------------
                                       (Signature)


                                       WELDON MILLER
                                       ----------------------------
                                       (Name/Title)